Exhibit 99.1
Pagaya Announces Addition of Two New Partners, Scaling its Lending Network with a Top Five Bank in the U.S. and Top Four Auto Captive

A top five bank in the U.S. to gain access to Pagaya’s tech-enabled credit decisioning product

One of the world’s leading automakers to utilize Pagaya's technology to approve more auto loans across all of its car brands nationwide

New York, NY – October 25, 2023 – Pagaya Technologies Ltd. (NASDAQ: PGY) (the “Company” or “Pagaya”), a global technology company delivering artificial intelligence infrastructure for the financial ecosystem, announced it has onboarded two new partners to its premier tech-enabled, two-sided lending network: a top five bank in the US and a top four auto captive lender. With the addition of these two new strategic partners, the Company expects to be able to substantially grow its network volume.

Pagaya’s unique tech-enabled credit-decisioning product suite enables its new top tier bank and auto captive partners to approve more consumer loans, as well as new and used auto loans. By connecting to Pagaya's integrated and seamlessly embedded lending technology, these partners will have the ability to expand and deepen their customer relationships to a more diverse group of borrowers, grow origination volumes, strengthen brand affinity and increase revenues, all without taking on incremental credit risk.

“These two new additions to the Pagaya lending network represent a step function change in our scale and ability to work with the largest financial institutions in the US. We remain laser-focused on helping banks and auto captive lenders grow their customer base through our unique product offering, which I will expand upon in our upcoming earnings call on November 2nd,” said Gal Krubiner, Co-Founder and CEO of Pagaya. “These new partnerships continue to pave the way for a more inclusive financial ecosystem, which is core to our mission of enabling more financial opportunities to more people, more often.”

About Pagaya
Pagaya (NASDAQ: PGY) is a global technology company making life-changing financial products and services available to more people nationwide, as it reshapes the financial services ecosystem. By using machine learning, a vast data network and a sophisticated AI-driven approach, Pagaya provides comprehensive consumer credit and residential real estate solutions for its partners, their customers, and investors. Its proprietary API and capital solutions integrate into its network of partners to deliver seamless user experiences and greater access to the mainstream economy. Pagaya has offices in New York and Tel Aviv. For more information, visit pagaya.com.

Cautionary Note On Forward-Looking Statements

This Press Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements may include, but are not limited to, statements regarding the impact of the new partnerships on Pagaya’s business, the ability of Pagaya to provide these new partnerships with smarter, more efficient credit-decisioning and approval of more loan and new and used car opportunities for customers, and the ability of the new partners to expand their customer base to a more diverse group of borrowers and grow origination volume without taking on incremental risk. These forward-looking statements are based on Pagaya’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause Pagaya’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to Pagaya’s filings with the SEC, including Pagaya’s most recent Form 20-F, particularly the section entitled “Risk Factors”. Except as required by law, Pagaya undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing Pagaya’s views as of any date subsequent to the date of this Report.

Contacts
Jency John
Head of Investor Relations
IR@pagaya.com

Emily Passer
Head of PR & External Communications
Press@pagaya.com

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